DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Division of Corporation Finance

October 2, 2013

Re:	Deutsche Bank Aktiengesellschaft
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 15, 2013
Form 6-K Filed July 31, 2013
File No. 001-15242

Ladies and Gentlemen:

We have received your letter, dated September 30, 2013, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2012 and our Form 6K filed July 31, 2013.

You have requested that we respond to your letter within 10 business days. As we are currently in the process of preparing our third quarter results we request a comment period extension of 13 business days. If you agree to this request, we will respond to your letter on or before Friday November 1, 2013.

Should you have any questions or comments, please feel free to contact me (ph: +49(69)910-31183; fax: +49(69)910-39741; e-mail: karin.dohm@db.com).

Deutsche Bank Aktiengesellschaft

/s/ Karin Dohm

Karin Dohm

Chief Accounting Officer—Global Head of Accounting Policy and Advisory Group